Exhibit 99.2

Brookfield Business Corporation Announces Results of Annual Meeting of Shareholders

Brookfield, News, June 18, 2026 – Brookfield Business Corporation (the “Corporation”) (NYSE, TSX: BBUC) today announced that all seven nominees proposed for election to the board of directors of the Corporation by holders of Class A Subordinate Voting Shares (“Class A Shares”) and holders of Class B Multiple Voting Shares (“Class B Shares”) were elected at the Corporation’s annual general meeting of shareholders held on June 18, 2026 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

In accordance with the Corporation’s articles, each Class A Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 619,477,914 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of Class A Shares and Class B Shares, voting together as a single class, in regard to the election of the seven directors:

Director Nominee	Votes For	%	Votes Withheld	%
Cyrus Madon	799,309,202	98.81	9,617,720	1.19
Jeffrey Blidner	798,044,218	98.65	10,882,704	1.35
David Court	806,262,464	99.67	2,664,458	0.33
Stephen Girsky	799,558,183	98.84	9,368,739	1.16
Paul Farrell	808,694,328	99.97	232,594	0.03
Lori Pearson	798,845,607	98.75	10,081,315	1.25
Patricia Zuccotti	808,790,386	99.98	136,536	0.02

A summary of all votes cast by holders of the Class A Shares and Class B Shares represented at the Corporation’s annual meeting of shareholders is available on SEDAR+ at www.sedarplus.ca.

Brookfield Business Corporation (NYSE, TSX: BBUC) is a global owner and operator of vital industrial and business services operations. Our objective is to acquire market-leading businesses for value, execute our operational improvement plans to increase cash flows, and recycle capital to compound long-term growth. For more information, please visit https://bbuc.brookfield.com.

Brookfield Business Corporation is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management.

For more information, please contact:

Media:	Investors:
Marie Fuller	Alan Fleming
Tel: +44 207 408 8375	Tel: +1 (416) 645-2736
Email: marie.fuller@brookfield.com	Email: alan.fleming@brookfield.com